UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )

                           AVALON HOLDINGS CORPORATION
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    05343P109
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                                 (CUSIP Number)

                           Moloco Capital Partners LLC
                             Attention: Darryl Chan
                         346 Rheem Boulevard, Suite 210
                            Moraga, California 94556
                                 (925) 377-0602
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2006
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================
1     NAME OF REPORTING PERSONS

        MOLOCO VALUE FUND, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                  WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION             DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

          167,629

8     SHARED VOTING POWER

          0

9     SOLE DISPOSITIVE POWER

          167,629


10    SHARED DISPOSITIVE POWER

          0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,629

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

14    TYPE OF REPORTING PERSON

          PN

================================================================================
1     NAME OF REPORTING PERSONS

        MOLOCO CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION             NEVADA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

          167,629

8     SHARED VOTING POWER

          0

9     SOLE DISPOSITIVE POWER

          167,629


10    SHARED DISPOSITIVE POWER

          0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,629

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

14    TYPE OF REPORTING PERSON

          OO

================================================================================
1     NAME OF REPORTING PERSONS

        DARRYL B. CHAN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

          0

8     SHARED VOTING POWER

          167,629

9     SOLE DISPOSITIVE POWER

          0

10    SHARED DISPOSITIVE POWER

          167,629

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,629

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

14    TYPE OF REPORTING PERSON

          IN

================================================================================
1     NAME OF REPORTING PERSONS

      KEVIN J. LYONS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION             UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

          0

8     SHARED VOTING POWER

          167,629

9     SOLE DISPOSITIVE POWER

          0

10    SHARED DISPOSITIVE POWER

          167,629

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          167,629

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

14    TYPE OF REPORTING PERSON

          IN

================================================================================

     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.    Security and Issuer.

     (a) This statement relates to shares ("Shares") of the Class A Common Stock ("Common Stock"), of Avalon Holdings Corporation (the "Issuer" or "Avalon"), an Ohio Corporation.

     (b) The principal executive offices of the Issuer are located at One American Way, Warren, Ohio 44484.

Item 2.    Identity and Background.

     (a) This statement is filed by Moloco Value Fund, L.P. ("Moloco"), a Delaware Limited Partnership, Moloco Capital Partners LLC ("MCP"), a Nevada Limited Liability Company and Darryl B. Chan and Kevin J. Lyons. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Mr. Chan and Mr. Lyons are the managing members of MCP which is the general partner of Moloco. The Shares reported herein are owned by and held in the name of Moloco Value Fund, L.P. By virtue of these relationships Mr. Lyons and Mr. Chan have the shared power to vote and dispose of Shares of the Issuer held by Moloco. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

     (b) The business address of Moloco, MCP and each of the individuals listed in Item 2(a) above is P.O. Box 3320, Incline Village, NV 89450.

     (c) The principal business of Moloco is to buy, hold and sell securities. The principal business of MCP is to act as the general partner of Moloco. The principal occupations of Mr. Chan and Mr. Lyons are to act as the managing members of MCP.

     (d) None of the persons listed in Item 2(a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons listed in Item 2(a) above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals listed in Item 2(a) above is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 167,629 Shares of the Issuer owned by Moloco was $462,499 and these shares were purchased with partnership funds through open market transactions.

Item 4.    Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals which, other than as set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

Moloco purchased the Shares of the Issuer based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Moloco intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Moloco may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acting in concert with other shareholders of the Issuer or other persons for any common purpose, or changing its intention with respect to any and all matters referred to above in this Item 4.

Item 5.    Interest in Securities of the Issuer.

     (a) The 5.3% aggregate percentage of shares of Class A Common Stock reported owned by Moloco is based upon the 3,190,786 shares of the Issuer's Class A Common Stock outstanding as of November 4, 2005 according to the Issuer's Form 10-Q for the quarter ended September 30, 2005, as filed with the Securities and Exchange Commission. As of the close of business on February 15, 2006, the beneficial ownership of Issuer Common Stock held by the persons listed in Item 2(a) above was:

Person/Entity                    Shares of Common Stock          Percentage

Moloco Value Fund, L.P.          167,629                         5.3%
Moloco Capital Partners LLC      167,629                         5.3%
Darryl B. Chan                   167,629                         5.3%
Kevin J. Lyons                   167,629                         5.3%

     (b) Moloco's sole power to vote or to dispose of the Shares owned by Moloco is solely exercised by MCP, the general partner of Moloco, at the direction of the Managing Members of MCP, Mr. Chan and Mr. Lyons. To this extent and solely in their capacity as Managing Members of MCP, Mr. Chan and Mr. Lyons may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 167,629 Shares of the Issuer owned by Moloco.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock occurring within the last sixty days involving the Reporting Persons.

     (d) Except as set forth in Item 5(b) above, no person other than the persons listed in Item 2(a) above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of the Issuer held by Moloco.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

1. Joint Filing Agreement by and among Moloco Value Fund, L.P., Moloco Capital Partners LLC, and Darryl B. Chan and Kevin J. Lyons dated February 15, 2006.



                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2006

MOLOCO VALUE FUND, L.P.

                                       By:  Moloco Value Fund, L.P.

                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Managing Member
                                                of the General Partner

MOLOCO CAPITAL PARTNERS LLC

                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Managing Member

DARRYL B. CHAN

                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan

KEVIN J. LYONS

                                            By: /s/ Kevin J. Lyons
                                                ---------------------------
                                                Kevin J. Lyons

                          SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days
----------------------------------------------------------------

Shares                    Purchase             Date of
Purchased                 Price ($)            Purchase
---------                 ---------            --------

MOLOCO VALUE FUND, L.P.

7,200                     32,904.00            02/06/06
  300                      1,398.00            02/07/06
1,500                      7,050.00            02/08/06
  400                      1,892.00            02/13/06

MOLOCO CAPITAL PARTNERS LLC

None

DARRYL B. CHAN

None

KEVIN J. LYONS

None


                                  EXHIBIT INDEX

         Exhibit
         -------
1. Joint Filing Agreement by and among Moloco Value Fund, L.P., Moloco Capital Partners LLC and Darryl B. Chan and Kevin J. Lyons dated February 15, 2006.